Mail Stop 0407

      							May 2, 2005

Via U.S. Mail and Fax (845-695-2639)
Mr. Mark E. Stephan
Chief Financial Officer
Mediacom LLC / Mediacom Capital Corporation
100 Crystal Run Road
Middletown, NY 10941

	RE:	Mediacom LLC / Mediacom Capital Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		File No. 333-82124-01 / 333-82124-04

Dear Mr. Stephan:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the period ended December 31, 2004

General
1. Please be advised that your file numbers are 333-82124-01 for Mediacom LLC and 333-82124-04 for Mediacom Capital Corporation

Liquidity and Capital Resources, page 40
2. Please discuss in more detail and quantify your short-term and long-term cash requirements and sources. Your discussion should include the funds necessary to maintain current operations and any commitments for capital expenditures and other expenditures.
Refer
to Section IV of the Commission`s Interpretive Release on
Managements
Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

		Description of Our Credit Facilities, page 41
3. Please provide an exhibit for your ratio of earnings to fixed charges that complies with
	Item 503(d) of Regulation S-K.   Also, present this ratio in
your selected financial data 	section.

		Contractual Obligations and Commercial Commitments, page
42
4. Please revise your disclosure to include your interest payments in the tabular presentation.

	Critical Accounting Policies, page 42
5. Please discuss your accounting policy for your allowance for doubtful accounts and programming liabilities.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,

							/s/ Kyle Moffatt for

							Larry Spirgel
							Assistant Director




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Mr. Mark E. Stephan
Mediacom LLC / Mediacom Capital Corporation
May 2, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE